UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 23, 2006

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit    Description

1.1        Press release dated August 23, 2006
           CDC Games Appoints Dr. S. K. Fung As An Independent Director

1.2        Press release dated August 24, 2006
           UK Financial Services Sector Leads Adoption of CRM Says Survey
           Commissioned by CDC Software

1.3        Press release dated August 25, 2006
           CDC Software Appoints Tom Manningas an Independent Director of
           its Board

1.4        Press release dated August 29, 2006
           BioConvergence Deploys the Ross Enterprise Resource Planning (ERP)
           Solution from CDC Software as its Operational System of Record

1.5        Press release dated August 30, 2006
           China.com Launches US$20 Million Online Games Developer Program

1.6        Press release dated August 31, 2006
           CDC Software Delivers Newest Version of Ross OnePlan for On-Demand
           Planning and Factory Scheduling

1.7        Press release dated September 5, 2006
           CDC Software Adds Business T&G Group to Franchise Partner Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: September 7, 2006	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated August 23, 2006 -- CDC Games Appoints Dr. S. K. Fung As An Independent Director
1.2	Press release dated August 24, 2006 -- UK Financial Services Sector Leads Adoption of CRM Says Survey Commissioned by CDC Software
1.3	Press release dated August 25, 2006 -- CDC Software Appoints Tom Manning as an Independent Director of its Board
1.4	Press release dated August 29, 2006 -- BioConvergence Deploys the Ross Enterprise Resource Planning (ERP) Solution from CDC Software as its Operational System of Record
1.5	Press release dated August 30, 2006 -- China.com Launches US$20 Million Online Games Developer Program
1.6	Press release dated August 31, 2006 -- CDC Software Delivers Newest Version of Ross OnePlan for On-Demand Planning and Factory Scheduling
1.7	Press release dated September 5, 2006 -- CDC Software Adds Business T&G Group to Franchise Partner Program